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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

United Online, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.0001 Per Share
Having an Exercise Price Per Share of $16.00 or More
 (Title of Class of Securities)

911268 10 0
 (CUSIP Number of Class of Securities)
(Underlying Common Stock)

Mark R. Goldston Chairman,
Chief Executive Officer and President
United Online, Inc.
21301 Burbank Boulevard
Woodland Hills, California 91367
(818) 287-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Jim DiBernardo, Esq.
Heather Brookfield, Esq.
Morgan Lewis & Bockius LLP
2 Palo Alto Square
3000 El Camino Real, Suite 700
Palo Alto, CA 94306

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$7,589,846	$812.00 ***

*
The "transaction valuation" was calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,938,806 shares of common stock of United Online, Inc., having an aggregate value of $7,589,846 as of February 17. 2006, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model using assumptions consistent with our FAS 123 assumptions.

**
$107 per $1,000,000 of the aggregate offering pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2006, effective November 27, 2005.

***
Previously paid. Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: Not applicable.

  Form or Registration No.: Not applicable.

  Filing party: Not applicable.

  Date filed: Not applicable.

        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates: third party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

        going-private transaction subject to Rule 13e-3.

        amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer.

        The filing of this Amendment No. 1 to Schedule TO shall not be construed as an admission by United Online, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Introductory Statement

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange commission (the "Commission") on February 22, 2006, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.0001 per share, having an exercise price per share of $16.00 or more for restricted stock units upon the terms and subject to the conditions described in the Offer to Exchange dated March 6, 2006, and the related Election/Change of Election Form.

        Pursuant to this Amendment, Exhibit (a)(11) to this Amendment is hereby filed as Exhibit (a)(11) to the Schedule TO.

ITEM 12. EXHIBITS

(a)(1)*	Offer to Exchange, dated March 6, 2006
(2)*	Election/Change of Election Form
(3)*	Email to Employees Announcing Offer to Exchange
(4)*	Material Income Tax Consequences for Employees Resident in India
(5)*
United Online, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission (the "SEC") on March 16, 2005, is incorporated herein by reference
(6)*
United Online, Inc. Quarterly Reports on Form 10-Q for the first three fiscal quarters of the fiscal year ending December 31, 2005 filed with the SEC on May 10, 2005, August 8, 2005 and November 9, 2005, respectively, are incorporated herein by reference
(7)	Form of Employee Communication: Notice of the Commencement of the Tender Offer [to come]
(8)	Form of Employee Communication: Reminder of Expiration Date [to come]
(9)	Form of Employee Communication: Acknowledgement of Receipt of Election/Change of Election Form [to come]
(10)	Form of Employee Communication: Notice of Expiration of Offer to Exchange and Cancellation of Tendered Options [to come]
(11)	Email to Employees Dated March 6, 2006
(b)	Not applicable.
(d)(1)*	United Online, Inc. 2001 Stock Incentive Plan as filed as an exhibit to the quarterly report of United Online, Inc. on Form 10-Q filed on November 14, 2001 and is incorporated herein by reference
(2)*
United Online, Inc. 2001 Supplemental Stock Incentive Plan as filed as an exhibit to the quarterly report of United Online, Inc. on Form 10-Q filed on November 14, 2001 and is incorporated herein by reference
(3)*	United Online, Inc. 2001 Employee Stock Purchase Plan as filed as an exhibit to the quarterly report of United Online Inc. on Form 10-Q filed on May 3, 2004
(4)*	Form of Restricted Stock Unit Issuance Agreement for U.S. employees
(5)*	Form of Restricted Stock Unit Issuance Agreement for Non-U.S. Employees
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

United Online, Inc.
/s/ CHARLES S. HILLIARD Executive Vice President, Finance and Chief Financial Officer
Date: March 6, 2006

Index to Exhibits

Exhibit Number	Description
(a)(1)*	Offer to Exchange, dated March 6, 2006
(a)(2)*	Election/Change of Election Form
(a)(3)*	Email to Employees Announcing Offer to Exchange
(a)(4)*	Material Income Tax Consequences for Employees Resident in India
(a)(5)*
United Online, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission (the "SEC") on March 16, 2005, is incorporated herein by reference
(a)(6)*
United Online, Inc. Quarterly Reports on Form 10-Q for the first three fiscal quarters of the fiscal year ending December 31, 2005 filed with the SEC on May 10, 2005, August 8, 2005 and November 9, 2005, respectively, are incorporated herein by reference
(a)(7)	Form of Employee Communication: Notice of the Commencement of the Tender Offer [to come]
(a)(8)	Form of Employee Communication: Reminder of Expiration Date [to come]
(a)(9)	Form of Employee Communication: Acknowledgement of Receipt of Election/Change of Election Form [to come]
(a)(10)	Form of Employee Communication: Notice of Expiration of Offer to Exchange and Cancellation of Tendered Options [to come]
(a)(11)	Email to Employees Dated March 6, 2006
(b)	Not Applicable.
(d)(1)*	United Online, Inc. 2001 Stock Incentive Plan as filed as an exhibit 99.1 to the quarterly report of United Online, Inc. on Form 10-Q filed on November 14, 2001 and is incorporated herein by reference
(d)(2)*
United Online, Inc. 2001 Supplemental Stock Incentive Plan was filed as an exhibit 99.1 to the quarterly report of United Online, Inc. on Form 10-Q filed on November 14, 2001 and is incorporated herein by reference
d(3)*	United Online, Inc 2001 Employee Stock Purchase Plan as filed as an exhibit to the quarterly report of United Online Inc. on Form 10-Q filed on May 3, 2004
(d)(4)*	Form of Restricted Stock Unit Issuance Agreement for U.S. employees
(d)(5)*	Form of Restricted Stock Unit Issuance Agreement for Non-U.S. Employees
(g)	Not Applicable.
(h)	Not Applicable.

*
Previously filed.

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SIGNATURE